Exhibit 4.2

FIRST AMENDMENT

TO THE

SEARS, ROEBUCK AND CO.

DEFERRED COMPENSATION PLAN

AS AMENDED AND RESTATED TO

DECEMBER 13, 2000

        Pursuant to the authority reserved to the Company in Section 7.1 of the Plan, the Plan is hereby amended in the following respects effective as of November 10, 2003:

  Subsection (c) of Section 1.2 is hereby revised to read as follows:

(c) "Amended Bonus Election Date" shall mean, for any Fiscal Year, the November 30 prior to the Fiscal Year during which the bonus will be earned.

  Subsection (a) of Section 2.4 is hereby revised to read as follows:

(a) Base Salary. Each Eligible Employee shall give written notice to the Committee or its appointed representative of his/her election to defer Base Salary expected to be earned by and otherwise payable to him/her in any Plan Year, no later than November 30 of the preceding Plan Year. Such notice shall specify the deferral percentage to be deferred to the Base Salary which would be expected to be earned by and otherwise payable to him/her in the upcoming Plan Year, as set forth in Section 3.1 of the Plan. If an Eligible Employee fails to give such written notice of election by November 30 of the preceding Plan Year, such failure will be deemed an election not to defer Base Salary earned by and payable to him/her in such upcoming Plan Year.